Exhibit 3.1

ARTICLES OF ASSOCIATION OF CONSTELLIUM N.V.

1.	DEFINITIONS

The following definitions shall apply in these articles of association:

“Articles of Association”: these articles of association.

“Board”: the board of directors of the Company.

“Chairman”: a member of the Board appointed as chairman.

“Company”: Constellium N.V.

“Depositary receipt”: depositary receipt for Shares.

“Distributable Equity”: means the part of the Company’s equity which exceeds the aggregate of the paid up and called up part of the share capital and the reserves which must be maintained pursuant to the laws of the Netherlands.

“Executive Director”: a member of the Board appointed as executive director.

“General Meeting”: the body consisting of the Persons with meeting rights, as well as, the meeting thereof as the case may be.

“Group”: has the meaning attributed thereto in section 2:24b of the Dutch Civil Code.

“Group Company”: a legal entity or company with which the Company is affiliated in a Group.

“Non-Executive Director”: a member of the Board appointed as non-executive director.

“Ordinary Share Class A”: means an ordinary share class A in the capital of the Company.

“Ordinary Share Class B”: means an ordinary share class B in the capital of the Company.

“Ordinary Shares”: means each Ordinary Share Class A and each Ordinary Share Class B.

“Persons with meeting rights”: (a) holders of Shares, (b) such persons with rights attributed to law to holders of depository receipts issued with the Company’s cooperation, and (c) such other persons referred to in article 27.2.

“Preference Share”: means a preference share class P1, preference share class P2, preference share class P3, preference share class P4 or preference share class P5 in the capital of the Company.

“Preference Shares Distribution Amount”: has the meaning attributed thereto in article 23.4.

“Regulated Stock Exchange”: a regulated market or a multilateral trading facility as referred to in section 1:1 of the Financial Supervision Act or a system comparable to a regulated market or multilateral trading facility from a State which is not a Member State.

“Reserve Share Class B”: has the meaning attributed thereto in article 23.1.

“U.S. Register”: means the sub-register of the register of shareholders kept by or on behalf of the Company in the United States of America.

“Share”: means a share in the capital of the Company. Unless the contrary is apparent, this shall include each Ordinary Share and each Preference Share as well as any Depositary receipts, if any.

“Subsidiary”: has the meaning attributed thereto in section 2:24a of the Dutch Civil Code.

2.	NAME AND SEAT

2.1.	The name of the Company is: Constellium N.V.

2.2.	The Company has its seat in Amsterdam.

3.	OBJECTS

The objects of the Company are:

•	to incorporate, to participate in, to finance, to collaborate with, to manage, to supervise businesses, companies and other enterprises and provide advice and other services;

•	to acquire, use and/or assign industrial and intellectual property rights and real property;

•	to finance and/or acquire businesses and companies;

•

to borrow, to lend and to raise funds, including through the issue of bonds, debt instruments or other securities or evidence of indebtedness as well as to enter into agreements in connection with the aforementioned activities;

•	to invest funds;

•	to provide guarantees and security for debts of legal persons or of other companies with which the Company is affiliated in a Group or for the debts of third parties;

•	to undertake all that which is connected to the foregoing or in furtherance thereof,

all in the widest sense of the words.

4.	CAPITAL AND SHARES

4.1.	The Company’s authorised capital amounts to eight million euro and ten cents (EUR 8,000,000.10) and is divided into the following share classes (whereby each Preference Share is regarded as a separate class of Shares):

•	three hundred ninety-eight million five hundred thousand (398,500,000) Ordinary Shares Class A;

•	one million five hundred thousand (1,500,000) Ordinary Shares Class B;

•	one (1) Preference Share Class P1;

•	one (1) Preference Share Class P2;

•	one (1) Preference Share Class P3;

•	one (1) Preference Share Class P4; and

•	one (1) Preference Share Class P5,

each with a nominal value of two euro cents (EUR 0.02).

4.2.	The Shares shall be numbered in such a manner that they can be distinguished from each other at any time.

4.3.	No share certificates shall be issued for the Shares.

4.4.	A holder of Ordinary Shares Class B may request that all or part of its Ordinary Shares Class B will be converted into an equal number of Ordinary Shares Class A.

The conversion of Ordinary Shares Class B into Ordinary Shares Class A shall take place by resolution of the Board after receipt by the Board of a written notice, sent by registered mail by a holder of Ordinary Shares Class B.

The notice shall include a specification of the number of Ordinary Shares Class B that are to be converted into Ordinary Shares Class A and their respective numbers.

4.5.	Immediately prior to such conversion, the Company will distribute, to the extent permitted under and with due observance of applicable law, the pro rata part of the Dividend Reserve B to the holder of the Ordinary Shares Class B.

4.6.	The Board shall record each conversion in the register of shareholders and shall notify the trade register of the conversion within one week after the adoption of the resolution as referred to in article 4.4.

5.	REGISTER OF SHAREHOLDERS

5.1.	All Shares shall be registered and shall be available in the form of an entry in the register of shareholders.

5.2.	With due observance of the applicable statutory provisions in respect of the Shares, a register of shareholders shall be kept by or on behalf of the Company, which register shall be regularly updated and, at the discretion of the Board, may, in whole or in part, be kept in more than one copy and at one more than one address. Part of the register of shareholders may be kept abroad, including in order to comply with applicable foreign statutory provisions or rules of the New York Stock Exchange, NYSE Euronext Paris and any other stock exchange where Shares are listed.

5.3.	The form and contents of the register of shareholders shall be determined by the Board with due observance of the provisions of articles 5.2 and 5.5.

5.4.	All entries and notes in the register shall be signed by one or more persons authorised to represent the Company.

5.5.	Each shareholder’s name, address and such further information as required by law or considered appropriate by the Board, shall be recorded in the register of shareholders.

5.6.	Upon his request, a shareholder shall be provided free of charge with written evidence of the contents of the register of shareholders with regard to the shares registered in his name, and the statement so issued may be validly signed on behalf of the Company by a person to be designated for that purpose by the Board. In order to comply with applicable foreign statutory provisions or rules of the New York Stock Exchange, Euronext Paris and any other stock exchange where Shares are listed, the Company may allow inspection of the register of shareholders by, or provide information included in the register of shareholders to, any applicable supervisory authority.

5.7.	The provisions of articles 5.5 and 5.6 shall equally apply to persons who hold a pledge on or usufruct in a Share.

6.	THE ISSUE OF SHARES

6.1.	Shares shall be issued pursuant to a resolution, containing the price and further terms of issue, of (i) the General Meeting, or (ii) the Board if designated thereto by the General Meeting for a period permitted by law. Such designation of the Board by the General Meeting must provide for the number and class of shares which may be issued. Unless the Board is designated to issue Shares, a resolution to issue Shares may only be adopted upon a proposal of the Board.

The designation may be extended from time to time for a period permitted by law. Unless the designation provides otherwise, it cannot be revoked.

6.2.	A resolution of the General Meeting to issue Shares or to designate the Board as referred to above, requires a prior or simultaneous approving resolution of each group of shareholders of the class whose rights are prejudiced by the issue.

6.3.	Within eight (8) days after a resolution of the General Meeting to issue Shares or to designate the Board as the competent body to issue Shares, the full wording of the resolution shall be deposited at the office of the Dutch Trade Register.

6.4.	Within eight (8) days after the end of each calendar quarter, an issue of Shares in such quarter shall be notified to the office of the Dutch Trade Register, stating the number of Shares and class issued.

6.5.	The provisions of articles 6.1 up to and including 6.4 shall apply accordingly to granting rights to subscribe for Shares, but do not apply to the issue of Shares to persons exercising a previously acquired right to subscribe for Shares.

7.	PRE-EMPTIVE RIGHTS

7.1.	Without prejudice to the applicable legal provisions, upon the issue of Ordinary Shares, or rights to subscribe for Ordinary Shares, each holder of Ordinary Shares shall have a pre-emptive right in proportion to the aggregate nominal value of his Ordinary Shares, subject to the provisions of articles 7.2, 7.3 and 7.6.

7.2.	Holders of Ordinary Shares shall not have a pre-emptive right on (i) Ordinary Shares which are issued against in-kind contributions, (ii) Ordinary Shares which are issued to employees of the Company or of a Group Company, or (iii) Preference Shares which are issued. Holders of Preference Shares shall have no pre-emptive rights on Ordinary Shares which are issued.

7.3.	Prior to each issue of Ordinary Shares, the pre-emptive rights may be limited or excluded by the General Meeting. The pre-emptive right may also be limited or excluded by the Board, if designated thereto by the General Meeting, for a period permitted by law. The designation may be extended, from time to time, for a period permitted by law. Unless the designation provides otherwise, it cannot be revoked.

Unless the Board is designated to limit or to exclude the pre-emptive rights, a resolution to limit or exclude the pre-emptive right will be adopted at the proposal of the Board. If less than one-half of the Company’s issued capital is present or represented at the meeting, a majority of at least two-thirds of the votes cast shall be required for a resolution of the General Meeting to limit or exclude such pre-emptive right or to make such designation.

7.4.	Within eight (8) days after each resolution of the General Meeting to designate the Board as the competent body to limit or exclude the pre-emptive right, the wording of the resolution involved shall be deposited at the office of the Dutch Trade Register.

7.5.	The Company shall announce an issue with pre-emptive rights pursuant to article 7.1 and the time frame within which the pre-emptive rights may be exercised in the Government Gazette (Staatscourant) and in a nationally distributed newspaper, unless the announcement to all shareholders is made in writing and sent to their addresses, and furthermore in such other manner as may be required to comply with the rules of the New York Stock Exchange, NYSE Euronext Paris and any other stock exchange where Shares are listed.

Pre-emptive rights pursuant to article 7.1 may be exercised at least two weeks from the day of the announcement in the Government Gazette or, if the announcement is made in writing, at least two weeks from the day of the mailing of the announcement.

7.6.	Holders of Ordinary Shares shall not have a pre-emptive right in respect of Ordinary Shares which are issued to a person exercising a previously acquired right to subscribe for Ordinary Shares.

8.	PAYMENT FOR SHARES

8.1.	The full nominal value of each Ordinary Share must be paid upon subscription, and, in addition, if the Ordinary Share is issued at a higher amount, the difference between such amounts. Preference Shares may be issued against partial payment, provided that at least one-fourth of the nominal value must be paid upon subscription.

8.2.	Payment for a Share must be made in cash insofar as no in-kind contribution has been agreed upon. Payment in a currency other than Euro may only be made with the consent of the Company and with due observance of the provisions of section 2:93a of the Dutch Civil Code.

8.3.	Non-cash contributions on shares are subject to the provisions of section 2:94b of the Dutch Civil Code.

9.	OWN SHARES, RIGHT OF PLEDGE ON OWN SHARES

9.1.	When issuing shares, the Company may not subscribe for Shares.

9.2.	Any acquisition by the Company of Shares that are not fully paid-up shall be null and void.

9.3.	The Company may acquire fully paid-up Shares for no consideration, or if:

(a)	the Distributable Equity is equal or greater than the purchase price; and

(b)	the aggregate nominal value of the Shares to be acquired, and of the Shares already held, by the Company and its Subsidiaries, and of the Shares over which the Company has a right of pledge, does not exceed one-half of the Company’s issued capital.

9.4.	The calculation set out in article 9.3(a), shall be made on the basis of the amount of equity appearing from the last adopted balance sheet less (i) the aggregate acquisition price of the Shares, (ii) the loans granted in accordance with section 2:98c paragraph 2 of the Dutch Civil Code and (iii) any distributions of profits or at the expense of reserves to others which have become due by the Company and its Subsidiaries after the balance sheet date.

An acquisition in accordance with article 9.3 shall not be permitted if more than six (6) months have lapsed since the end of a financial year without the annual accounts having been adopted.

9.5.	The Board shall require the authorisation of the General Meeting for an acquisition of Shares for a consideration.

Any authorisation shall be valid for a maximum of eighteen months.

The General Meeting shall determine in the authorisation the number of Shares that may be acquired, how they may be acquired and the applicable price range.

The authorisation referred to in this article 9.5 is not required to the extent the Company acquires its Shares in order to transfer such Shares to employees of the Company or of a Group Company pursuant to an employee incentive scheme, provided that such Shares are quoted on the official list of any stock exchange.

9.6.	The Company may be a pledgee of its Shares in accordance with the limitations pursuant to applicable law.

9.7.	No voting rights may be exercised in the General Meeting for any Share held by the Company or a Subsidiary. However, pledgees and usufructuaries of Shares owned by the Company or a Subsidiary are not excluded from exercising voting rights if the right of pledge or the usufruct was created before the Share was owned by the Company or such Subsidiary. The Company or a Subsidiary may not exercise voting rights for a Share pledged to it or for which it holds a right of usufruct. Shares on which, in accordance with applicable law no vote may be cast, shall not be taken into account in determining the extent to which the shareholders vote are present or represented, or the extent to which the share capital is provided or represented.

9.8.	The acquisition of Shares by a Subsidiary shall be subject to the provisions of section 2:98d of the Dutch Civil Code.

9.9.	The foregoing provisions of this article 9 shall not apply to Shares which the Company acquires by universal succession of title.

10.	REDUCTION OF CAPITAL

10.1.	Upon the proposal of the Board, the General Meeting may resolve to reduce the Company’s issued capital in accordance with the relevant statutory requirements. Such resolution must designate the Shares to which the resolution pertains and must describe the implementation of the resolution.

A partial repayment or waiver of the obligation to pay up the Shares must be effected on a pro-rata basis in respect of all Shares of the same class involved.

The General Meeting may resolve to cancel, with repayment in cash, all Preference Shares, irrespective of the identity of the holder, without prejudice to article 10.2, subject to the provisions of article 10.3.

10.2.	A reduction of the Company’s issued capital may be effected:

(a)	by cancellation of Shares held by the Company or for which the Company holds the Depositary receipts; or

(b)	by reducing the nominal value of Shares, to be effected by an amendment of the Articles of Association; or

(c)	by cancellation of Preference Shares with repayment in cash.

10.3.	If all issued Preference Shares are cancelled, the following shall be paid on each Preference Share:

(a)	as repayment: an amount in cash equal to the nominal amount paid on that Preference Share; and

(b)	as a distribution at the expense of the Distributable Equity, any unpaid part of the Preference Shares Distribution Amount with due observance of article 23.4.

10.4.	If less than one-half of the Company’s issued capital is present or represented at the meeting, a majority of at least two-thirds of the votes cast shall be required for a resolution of the General Meeting to reduce the Company’s issued capital.

10.5.	A reduction of the nominal value of Shares without repayment must be effected in proportion to all Shares of the same class. This principle may be deviated from with the consent of all shareholders of the particular class concerned.

10.6.	The notice convening the General Meeting at which a proposal to reduce the Company’s issued capital will be made, shall describe the purpose of the capital reduction and the manner in which it is to be achieved.

10.7.	A reduction of the Company’s issued capital shall furthermore be subject to the provisions of sections 2:99 and 2:100 of the Dutch Civil Code.

11.	TRANSFER OF SHARES

11.1.	For as long as Shares are admitted to the official listing on a Regulated Stock Exchange, the transfer of a Share (but not depository receipts issued therefor) and the creation or transfer of a limited right thereon shall require a private deed to that effect and, except in the event the Company is party to that legal act, an acknowledgement in writing by the Company of the transfer. The acknowledgement shall be given in the private deed, or by a dated statement embodying such acknowledgement on the private deed or on a copy or extract thereof duly authenticated by a civil-law notary or by the transferor. Serving of such private deed, copy or extract on the Company shall be deemed to be an acknowledgement.

11.2.	If the Shares are no longer admitted to an official listing of a Regulated Stock Exchange, a transfer of a Share (but not depository receipts issued therefor) and the creation or transfer of a limited right shall, inter alia, require a notarial deed to that effect.

11.3.	The acknowledgement of transfer by the Company shall be signed by one or more persons authorised to represent the Company.

11.4.	The provisions of articles 11.1 and 11.2 shall apply correspondingly to the allotment of Shares in the event of partition of any community of property.

12.	RESTRICTION ON THE TRANSFER OF PREFERENCE SHARES

12.1.	Each transfer of Preference Shares requires the approval of the Board.

The transfer must be effected within three months after approval has been granted.

12.2.	The approval shall be applied for by means of a letter directed to the Company, setting out the number of Preference Shares for which a decision is sought and the name of the person to whom the applicant wishes to make the transfer.

12.3.	Approval shall be deemed to have been granted if no decision on the application for approval has been made within one month.

Approval shall also be deemed to have been granted if the Board fails to inform the applicant of one or more interested parties which are willing and able to purchase all Preference Shares to which the application pertains at the same time as denying the requested approval.

12.4.	The price to be paid for the Preference Shares with respect to which a request has been made shall be determined by mutual agreement of the applicant and the Board.

If they fail to reach agreement, the price shall be established by the registered accountant as referred to in article 22.5.

12.5.	The applicant is authorised to withdraw within one month after being informed of the price.

12.6.	The Company may only be designated as an interested party with the applicant’s approval.

12.7.	If, within one month after being informed of the definite price, the applicant has not withdrawn the request to transfer, the Preference Shares, to which the application pertained, must be transferred to the interested party or parties against payment within one month after the aforementioned period lapses.

If the seller is in default of its obligation to transfer the Preference Shares within this period, the Company shall be irrevocably authorised to proceed to deliver the Preference Shares, subject to the obligation to pay the purchase price to the seller.

12.8.	If a legal person which holds Preference Shares, is dissolved or, if a holder of Preference Shares is declared bankrupt or has been granted suspension of payments, or if there is a transfer of Preference Shares under universal title, the holder of Preference Shares, or its successors in title is/are obligated to transfer the Preference Shares to one or more persons designated by the Board in accordance with the provisions of this article 12.

If the Board is in default of its obligation to designate one or more persons, who are willing and able to purchase all Preference Shares the holder or his successor(s) in title is permitted to keep these Preference Shares.

In the event of non-compliance with this obligation within three months after the obligation has arisen, the Company shall be irrevocably authorised to effect the transfer, provided that it involves all Preference Shares of such holder of Preference Shares, on behalf of the holder of the Preference Shares in default, or its successor(s) in title, in accordance with the provisions of this article 12.

13.	JOINT HOLDING OF SHARES

If one or more Shares are jointly held by two or more persons, such persons may jointly exercise the rights attaching to those Shares, provided that these persons shall be represented for that purposes by one from their midst or by a third party authorised by them for that purpose by a written power of attorney. The Board may determine whether or not, subject to certain conditions, an exemption from the condition set forth in the previous sentence applies.

14.	PLEDGE OF SHARES AND USUFRUCT ON SHARES

14.1.	The provisions of article 11 shall apply accordingly to the creation or transfer of a pledge or a usufruct on Shares.

14.2.	Upon the creation of a right of pledge or usufruct on a Share, the voting rights attached to such Share may not be assigned to the pledgee or usufructuary. The pledgee or usufructuary shall not have the rights conferred by the laws of the Netherlands upon holders of Depositary Receipts issued with a Company’s cooperation.

15.	THE BOARD; APPOINTMENT, SUSPENSION AND DISMISSAL

15.1.	The management of the Company shall be conducted by the Board.

15.2.	The Board shall consist of, and its duties shall be allocated to, one or more Executive Directors and three or more Non-Executive Directors. Only natural persons can be Non-Executive Directors.

15.3.	The General Meeting appoints members of the Board from a binding nomination to be drawn up by the Board in accordance with section 2:133 of the Dutch Civil Code. The resolution of the General Meeting specifies whether a member of the Board is appointed as Executive Director or a Non-Executive Director.

If the nomination has not been made or has not been made in due time, this shall be stated in the convocation and the General Meeting shall be free to appoint a member of the Board at its discretion.

For such resolution of the General Meeting appointing a member of the Board which is not pursuant to a binding nomination drawn up by the Board, a majority of at least two-thirds of the votes cast, representing at least half of the issued capital shall be required.

15.4.	Notwithstanding the foregoing, the General Meeting may at all times overrule the binding nature of a nomination provided that such resolution of the General Meeting requires a majority of at least two-thirds of the votes cast, representing at least half of the issued capital. In that event the Board may draw up a new binding nomination to be submitted to a subsequent General Meeting.

Should such second nomination also be deprived of its binding character in the manner provided for in this article 15.4, the General Meeting shall be free to appoint, provided that a resolution of the General Meeting to appoint shall require a majority of two thirds of the votes cast, representing at least half of the issued capital.

15.5.	At a General Meeting, votes in respect of the appointment of a member of the Board can only be cast for a candidate or candidates named in the agenda of the meeting or explanatory notes thereto.

15.6.	Members of the Board may be suspended or dismissed by the General Meeting at any time. A resolution of the General Meeting to suspend or dismiss a member of the Board pursuant to a proposal by the Board shall be passed with an absolute majority of the votes cast.

A resolution of the General Meeting to suspend or dismiss a member of the Board other than pursuant to a proposal by the Board shall require a majority of two thirds of the votes cast, representing at least half of the issued capital.

15.7.	Executive Directors may be suspended by the Board at any time.

15.8.	The Company shall have a policy governing the remuneration of the Board.

The policy will be adopted by the General Meeting upon the proposal of the Board.

15.9.	The remuneration of the Executive Directors will be determined by the Board with due observance of the policy referred to in article 15.8. Executive Directors shall not participate in the decision-making concerning the adoption of the remuneration of Executive Directors.

The remuneration of the Non-Executive Directors will be determined by the General Meeting with due observance of the policy referred to in article 15.8.

Proposals concerning plans or arrangements in the form of Shares or rights to subscribe for Shares for members of the Board shall be submitted by the Board to the General

Meeting for its approval. Such proposals must, at a minimum, state the number of shares or share options that may be granted to the Board and the criteria that apply to the granting of such Shares or rights to subscribe for Shares or the alteration of such arrangements.

16.	CHIEF EXECUTIVE OFFICER, CHAIRMAN OF THE BOARD, SECRETARY

16.1.	The Board may appoint an Executive Director as Chief Executive Officer for such period as the Board may decide. In addition, the Board may grant other titles to an Executive Director.

16.2.	The Board shall appoint a Non-Executive Director to be Chairman of the Board for such a period as the Board may decide.

16.3.	The Board may appoint one or more of the Non-Executive Directors as vice-chairman of the Board for such a period as the Board may decide. If the Chairman is absent or unwilling to take the chair, a vice-chairman shall be entrusted with such duties of the Chairman entrusted to him by the Board.

16.4.	The Board may appoint a Secretary from outside its members. The Secretary may be removed from office at any time by the Board.

17.	POWERS; ALLOCATION OF DUTIES AND DECISION-MAKING PROCESS

17.1.	With due observance of the limitations set out in the Articles of Association and subject to the allocation of duties referred to in article 17.5, the Board is charged with the management of the Company.

17.2.	The Board shall adopt resolutions by an absolute majority of the total number of votes cast.

Blank votes shall be considered null and void, unless article 17.4 second sentence applies.

17.3.	At meetings of the Board, each member of the Board shall be entitled to cast one vote.

17.4.	In addition to the relevant provisions of the Articles of Association, the Board may adopt internal rules regulating its decision making process and working methods, including rules in the event of conflicts of interest.

The internal rules can furthermore provide that one or more members of the Board are duly authorised to resolve on matters which belong to their respective range of duties.

17.5.	The Board may adopt an internal allocation of duties for each member of the Board individually, provided that (i) the day to day management of the Company shall be entrusted to the Executive Directors and (ii) the duty to supervise the performance of the Executive Directors cannot be taken away from the Non-Executive Directors.

The internal allocation of duties can be implemented in the rules as referred to in article 17.4.

17.6.	Without prejudice to its own responsibility, the Board is authorised to appoint persons with authority to represent the Company and, by granting of a power of attorney, conferring such titles and powers as shall be determined by the Board.

17.7.	The Board may establish such committees as it may deem necessary, which committees may consist of one or more members of the Board. The Board appoints the members of each committee, provided that (i) an Executive Director shall not be a member of the audit committee, the remuneration committee or the nomination and governance committee and (ii) a Non-Executive Director shall not be a member of the executive committee, if any.

The Board determines the tasks of each committee, and may at any time change the task and composition of each committee.

17.8.	The Executive Directors shall timely provide the Non-Executive Directors with all information required for the exercise of their duties.

17.9.	Without prejudice to the provisions above, decisions of the Board involving a major change in the Company’s identity or character are subject to the approval of the General Meeting, including, but not limited to:

(a)	the transfer of the enterprise or practically the whole enterprise to third parties;

(b)	to enter or to terminate longstanding joint ventures of the Company or a Subsidiary with another legal entity or company or as fully liable partner in a limited partnership or a general partnership if this joint venture or termination of such a joint venture is of a major significance to the Company;

(c)	to acquire or dispose of a participation in the capital of the Company worth at least one third of the amount of the assets according to the balance sheet with explanatory notes thereto, or if the Company prepares a consolidated balance sheet according to such consolidated balance sheet with explanatory notes, according to the last adopted annual account of the Company, by the Company or a Subsidiary.

17.10.	Failure to obtain the approval defined in article 17.9 shall not affect the authority of the Board or the members of the Board to represent the Company.

18.	CONFLICT OF INTEREST

18.1.	A member of the Board shall not participate in the discussions and decision-making of the Board on a subject or transaction in relation to which he/she has a direct or indirect personal conflict of interest within the meaning of statutory law of the Netherlands.

18.2.	If it has been determined that a member of the Board has a direct or indirect personal conflict of interest within the meaning of statutory law of the Netherlands such member is deemed to be prevented from acting as referred to in article 19.

18.3.	Notwithstanding the provisions in article 19, if all members of the Board have a conflict of interest as referred to in article 18.2, such resolution shall be adopted by the Board.

19.	VACANCY OR PREVENTED TO ACT

19.1.	If a seat on the Board is vacant or one or more members of the Board are absent or prevented from acting as referred to in section 2:134 paragraph 4 of the Dutch Civil Code, the remaining members of the Board or the sole remaining member of the Board shall be entrusted with the management of the Company.

19.2.	If a member of the Board is prevented from acting pursuant to article 18.2, and only if not all members of the Board have a conflict of interest, such member of the Board is authorised to temporarily designate an entrusted independent individual to replace him in the decision-making for the matter at hand.

19.3.	Notwithstanding the provisions of article 18.3, if all the members of the Board are absent or prevented from acting, the management of the Company shall be temporarily entrusted to one or more persons designated for that purpose by the General Meeting.

20.	REPRESENTATION

20.1.	The Company shall be represented by the Board.

In addition, the authority to represent the Company is vested in the Chief Executive Officer solely, as well as in two Executive Directors acting jointly.

20.2.	The Board is authorised to engage in legal transactions in which special obligations are imposed on the Company, relating to the subscription for Shares or legal transactions that concern contributions on Shares other than in cash as referred to in section 2:94 of the Dutch Civil Code, without the prior approval of the General Meeting.

21.	INDEMNIFICATION MEMBERS OF THE BOARD

21.1.	The members and former members of the Board shall be reimbursed by the Company for:

(a)	reasonable cost of conducting a defence against claims, including claims by the Company, based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the Company’s request; and

(b)	any damages payable by them as a result of an act or failure to act in the exercise of their duties or any other duties currently or previously performed by them at the Company’s request.

21.2.	There shall be no entitlement to indemnity as referred to in this article 21:

(a)	if and to the extent the laws of the Netherlands would not permit such indemnification;

(b)	if and to the extent a competent court has established in a final and conclusive decision that the act or failure to act of the current or former member of the Board may be characterized as wilful (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar), unless the laws of the Netherlands provide otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness; or

(c)	if and to the extent the costs, damages or fines payable by the current or former member of the Board are covered by any liability insurance and the insurer has paid out the costs, damages or fines.

21.3.

Except if the claim is instituted by the Company itself, the relevant current or former member of the Board shall follow the Company’s instructions relating to the manner of his or her defence and consult with the Company in advance about the manner of such defence. The person concerned shall not: (i) acknowledge any personal liability, (ii) waive any defence, or (iii) agree on a settlement, without the Company’s prior written consent.

21.4.	The Company may take out liability insurance for the benefit of current or former members of the Board.

21.5.	The Board may, by agreement or otherwise, give further implementation to the indemnity.

22.	FINANCIAL YEAR, ANNUAL ACCOUNTS, ANNUAL REPORT

22.1.	The Company’s financial year shall be concurrent with the calendar year.

22.2.	The Board shall prepare the annual accounts within the period set under or pursuant to the law. The Board shall also, within the period mentioned above, prepare an annual report.

22.3.	The annual accounts shall consist of a balance sheet, a profit and loss account and explanatory notes.

22.4.	The annual accounts shall be signed by all members of the Board or, if the signature of one or more of them is lacking, this fact and the reason therefore shall be indicated.

22.5.	The General Meeting shall instruct a registered accountant or a firm of registered accountants, as defined in section 2:393 paragraph 1 of the Dutch Civil Code, to audit the annual accounts and the annual report by the Board, to report thereon, and to issue an auditor’s certificate with respect thereto.

If the General Meeting fails to issue such instructions, the Board shall be authorised to do so.

The Company shall ensure that the annual accounts and, insofar as required, the annual report and the information to be added by virtue of the laws of the Netherlands are kept at its office as from the day on which notice of the annual General Meeting is given in which the annual accounts and the annual report shall be discussed and in which the adoption of the annual accounts shall be resolved upon. Persons with meeting rights may inspect the documents at that place and obtain a copy free of charge.

If these documents are amended, this obligation shall also extend to the amended documents.

22.6.	The annual accounts shall be adopted by the General Meeting.

22.7.	At the General Meeting at which it is resolved to adopt the annual accounts, any proposals concerning release of the Directors from liability for the exercise of their duties, insofar as the exercise of their duties is reflected in the annual accounts or otherwise disclosed to the General Meeting prior to the adoption of the annual accounts, shall be brought up separately for discussion at such General Meeting or at a subsequent General Meeting.

23.	ALLOCATIONS OF PROFIT

23.1.	In addition to any other reserves, the Company shall maintain a profit reserve for the Ordinary Shares Class B to which only the holders of Ordinary Shares Class B shall be entitled (“Reserve Share Class B”).

23.2.	The Company may make distributions to the shareholders and other persons entitled to the distributable profits only to the extent of the Distributable Equity.

23.3.	Distribution of profit may be effected after the adoption of the annual accounts which show that such distribution is permitted.

23.4.	To the charge of the profit as this appears from the adopted profit and loss accounts, first and with due observance of article 23.2, a preferred distribution of:

•	forty seven fifty nine hundredth percent (47.59%) of the profits is paid on the Preference Share Class P1;

•	thirty six sixty three hundredth percent (36.63%) of the profits is paid on the Preference Share Class P2;

•	nine thirty nine hundredth percent (9.39%) of the profits is paid on the Preference Share Class P3;

•	six seven hundredth percent (6.07%) of the profits is paid on the Preference Share Class P4; and

•	thirty two hundredth percent (0.32%) of the profits is paid on the Preference Share Class P5,

until an aggregate amount of one hundred forty-six million nine hundred and sixty thousand six hundred and sixty euros and eighty-eight cents (EUR 146,960,660.88) has been paid on the Preference Shares (the “Preference Shares Distribution Amount”)

If, in a financial year, no profit is made or the profits are insufficient to allow the distribution provided for in the preceding sentence, the deficit shall be paid at the expense of the profits earned in following financial years or, if possible, at the expense of any freely distributable reserve of the Company.

After the aggregate Preference Shares Distribution Amount has been paid in full, the profit entitlement and the entitlement to the reserves of the Preference Shares will be equal to the Ordinary Shares A.

The Company will repurchase the Preference Shares, with due observance of applicable law, after the aggregate Preference Shares Distribution Amount has been paid in full.

23.5.	The Board shall determine which part of the profits shall be reserved after application of article 23.4.

23.6.	The allocation of profits remaining after application of articles 23.4 and 23.5 shall be determined by the General Meeting, provided that the pro rata part of the remaining profits that accrue to the Ordinary Shares B (in proportion to the aggregate nominal value of the Ordinary Shares) will be added to the Reserve Share Class B.

23.7.	The Board may make interim distributions, to holders of Shares of a specific class or to all shareholders, only to the extent that the requirements set forth in article 23.2 are satisfied as apparent from an (interim) financial statement drawn up in accordance with the law.

23.8.

As soon as Distributable Equity is available, the Board may, and in due observance of limitations prescribed by law will, make an interim distribution in the amount of the Preference Shares Distribution Amount, or any such part of the amount of the Preference

Shares Distribution Amount that is available, on the Preference Shares at the expense of any reserve of the Company or profit made in the course of a financial year, in observance of article 23.4.

The Board will not make any other interim distributions and will not propose to make any other distribution at the expense of any reserve of the Company as referred to in article 23.8 until the full amount of the Preference Shares Distribution Amount has been paid on the Preference Shares.

23.9.	The Board may resolve to make a distribution at the expense of the Reserve Shares Class B.

The General Meeting may resolve to make distributions at the expense of any other reserve of the Company, provided that (i) such resolution can only be adopted at the proposal of the Board and (ii) the pro rata part of the distribution that accrues to the Ordinary Shares B (in proportion to the aggregate nominal value of the Ordinary Shares) will be added to the Reserve Share Class B.

23.10.	Distributions on Shares payable in cash shall be paid in Euro, unless the Board determines that payment shall be made in another currency.

23.11.	Any distribution on Shares may be paid in kind instead of in cash, provided that this will at all times require the approval of the Board.

23.12.	Dividend, interim dividend or distribution shall be paid within thirty days of adoption at the place and in the manner indicated by the Board.

If a dividend, interim dividend or distribution is declared, the persons entitled thereto shall be those who are holders of Shares at a record date to be determined by the Board for that purpose; this may not be a date which is before the date on which the dividend, interim dividend or other distribution was declared.

Any claim that a shareholder may have to a distribution shall lapse after five years, to be computed from the day on which such a distribution becomes payable.

23.13.	No distributions shall be made on Shares held by the Company, unless these Shares have been pledged or a usufruct has been created in these Shares and the authority to collect distributions or the right to receive distributions, respectively, accrues to the pledgee or the usufructuary, respectively. For the computation of distributions the Shares, on which no distributions shall be made pursuant to this article 23.13 shall not be taken into account.

24.	GENERAL MEETINGS; ANNUAL GENERAL MEETINGS, EXTRAORDINARY GENERAL MEETINGS, CONVOCATION

24.1.	Annually, a General Meeting shall be held within six months of the end of the financial year.

24.2.	General meetings will be held in Amsterdam, Rotterdam, The Hague or Haarlemmermeer (Schiphol).

24.3.	General Meetings shall be convened by the Board in accordance with applicable law.

24.4.	Other General Meetings shall be held as often as the Board deems this necessary or upon the written request of those entitled to attend meetings, representing at least one-tenth of the issued capital, to the Board setting out in detail the matters to be considered.

24.5.	An item proposed by one or more shareholders having the right thereto according to the next sentence, will be included in the convocation or announced in the same manner, provided the Company receives such substantiated request or a proposal for a resolution no later than the sixtieth day prior to the day of the meeting.

Consideration may be requested by one or more holders of Shares representing jointly at least the percentage of the issued capital or the amount as prescribed in section 2:114a of the Dutch Civil Code.

The requirement of a written request is met if the request is electronically recorded.

25.	GENERAL MEETINGS; CHAIRMAN

25.1.	The General Meetings will be presided over by the Chairman or, in his absence by the vice-chairman of the Board, if both are absent; the General Meeting shall appoint the chairman. Until that moment, a member of the Board appointed for that purpose by the Board shall act as chairman of the meeting.

25.2.	The chairman of the meeting shall appoint a secretary for the meeting.

25.3.	The chairman shall decide on all disputes with regard to voting, admitting people and, in general the procedure at the meeting, insofar as this is not provided for by law or the Articles of Association.

26.	MINUTES; RECORDING OF SHAREHOLDERS’ RESOLUTIONS

26.1.	The secretary of a General Meeting shall keep minutes of the proceedings at the meeting. The minutes shall be adopted by the chairman and the secretary of the meeting and shall be signed by them as evidence thereof.

26.2.	The chairman of the meeting or those who convened the meeting may determine that a notarial record must be prepared of the proceedings at the meeting. The notarial record shall be co-signed by the chairman of the meeting.

27.	GENERAL MEETINGS; ENTITLEMENT TO ATTEND GENERAL MEETINGS

27.1.	Persons with meeting rights are entitled, in person or through an attorney authorised in writing for the specific meeting, to attend the General Meeting, to address the meeting and, in so far they have such right, to vote.

27.2.	For the application of article 27.1, Persons with meeting rights are considered those persons who (i) on a date determined by the Board in accordance with applicable law (the “record date”) have those rights and (ii) are as such registered in
(a) register(s) determined by the Board, irrespective of who is holder of the Shares at the time of the General Meeting.

27.3.	The convocation notice for the meeting shall state the record date and the manner in which the persons entitled to attend the General Meeting may register and exercise their rights.

27.4.	In order for a Person with meeting rights to be admitted to a General Meeting, that person must give prior written or electronic notice to the Company of his intention to attend that General Meeting in advance of such General Meeting, within a period determined by the Board. Also, at the request of or on behalf of the chairman of the General Meeting, each person who wishes to exercise the right to vote and to attend the General Meeting must sign the attendance list.

27.5.	The members of the Board shall have the right to attend the General Meeting.

In these meetings they shall have an advisory vote.

27.6.	The chairman of the meeting shall decide on the admittance of other persons to the meeting.

27.7.	If so determined by the Board and announced at the time of convening the meeting, each holder of Shares has the right to attend the General Meeting by electronic means either in person or represented by a person holding a written proxy, to address that meeting and to exercise his voting right, provided that the use of the electronic means by this shareholder enables the identification of the shareholder and enables the shareholder to directly take note of the discussions at that General Meeting and participate in the deliberations of that General Meeting. The previous sentence shall also apply to others who are entitled to attend the General Meeting pursuant to article 27.2.

27.8.	For the application of article 27.7 the requirement to have a written proxy is met in case the proxy is laid down via electronic means.

27.9.	If so determined by the Board and announced at the time that the General Meeting is convened, votes can be cast prior to the General Meeting by electronic means, but such votes cannot be cast prior to the record date.

27.10.	The Board is authorised to adopt regulations regarding the use of electronic means. If the Board used its authority to adopt such regulations these shall be made available at the time the General Meeting is convened.

28.	GENERAL MEETINGS; VOTING RIGHTS

28.1.	Each Share shall confer the right to cast one vote.

Insofar as the law or the Articles of Association do not provide otherwise, all resolutions of the General Meeting shall be adopted by a simple majority of the votes cast, without a quorum being required.

28.2.	The chairman of the meeting determines the method of voting, which includes oral, written or electronic voting.

The chairman may determine that the voting will be done by acclamation in which case notes will be made of abstentions and negative votes if requested.

In the event of the election of persons, anyone entitled to vote may demand that voting shall take place by written ballot.

Voting by written ballot shall take place by means of sealed, unsigned ballot papers.

Votes cast by electronic means or letter preceding the General Meeting will be similarly disposed with votes cast during the General Meeting if the Board prescribes so and this is announced with the convocation.

28.3.	If there is a tie in voting the issue shall be decided by drawing lots, if it involves a proposal in an election of persons. If it concerns matters, the proposal shall be rejected in the event the votes tie. Blank votes shall be considered null and void.

29.	MEETINGS OF HOLDERS OF SHARES OF A CERTAIN CLASS

29.1.	Meetings of holders of shares of a certain class will be convened as often as this might be necessary in the opinion of the Board.

29.2.	Convocation will be effected by means of a registered letter, directed to the address of each shareholder of such class according to the shareholders’ register. The provision of articles 24, 25, 26, 27.1, 27.7, 27.8 and 28 apply accordingly, this with the exceptions that (i) the convocation shall be effected no later than the eighth day preceding the meeting and (ii) the articles 24.4 and 24.5 shall not apply.

29.3.	Holders of shares of a certain class may also adopt resolutions without convening a meeting, provided that such shareholders entitled to vote approve the resolution in writing (including all forms of transmission of written material, either by electronic means or otherwise) unanimously.

30.	AMENDMENTS OF THE ARTICLES OF ASSOCIATION, MERGER, DEMERGER, DISSOLUTION AND LIQUIDATION

30.1.	Without prejudice to sections 2:331 and 2:334ff of the Dutch Civil Code, the General Meeting may only upon a proposal by the Board resolve to amend the Articles of Association, to conclude a legal merger (juridische fusie) or a demerger (splitsing), or to dissolve the Company.

Any proposal by the Board to amend the Articles of Association, whereby the rights of the holders of a certain class of Preference Shares will be changed, requires the prior approval of the meeting of holders of such class of Preference Shares.

30.2.	The proposal shall be available at the offices of the Company from the day of the convocation to the General Meeting until the close of such General Meeting for inspection by Persons with meeting rights; copies of the proposal shall be made available free of charge to Persons with meeting rights, upon request.

30.3.	Upon dissolution, the liquidation of the Company shall be effected by the Board, unless the General Meeting has designated one or more other liquidators.

30.4.	From the balance remaining after payment of the debts of the dissolved Company shall be paid on each Preference Share insofar as possible:

(a)	an amount equal to the nominal value of a Preference Share;

(b)	any unpaid part of the Preference Shares Distribution Amount with due observance of article 23.4.

30.5.	The balance remaining after application of article 30.4 shall be transferred to the holders of Ordinary Shares in proportion to the aggregate nominal value of the Ordinary Shares held by each.

30.6.	During the liquidation, the Articles of Association shall remain in force as much as possible.